Exhibit 21.1

SUBSIDIARIES OF INCYTE CORPORATION

Name	Jurisdiction of Organization
Incyte Europe Holdings Limited	England and Wales
Incyte Corporation Limited	England and Wales
Incyte Dormant Co Limited	England and Wales
Incyte Asia, Inc.	Delaware
Incyte San Diego, Inc.	Delaware
Proteome, Inc.	Delaware